[Reference Translation]

May 8, 2019

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange and

            Nagoya Stock Exchange)

Name and Title of Contact Person:

            Kenta Kon, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Introduction of the Restricted Share Compensation Plan

We hereby inform, as set forth below, that, at the meeting of the Board of Directors held today, Toyota Motor Corporation (“TMC”) reviewed the executive compensation system and resolved to introduce a restricted share compensation plan (the “Plan”), and will propose an agenda item concerning the Plan at the 115th Ordinary General Shareholders’ Meeting of TMC to be held on June 13, 2019 (the “Shareholders’ Meeting”):

1.	Purpose of the Introduction of the Plan, etc.

(1) Purpose of the Introduction of the Plan

The Plan is for the implementation of a system with the aim of encouraging Members of the Board of Directors (excluding Outside Members of the Board of Directors; hereinafter “Eligible Members of the Board of Directors”) to work to improve the medium- to long-term corporate value of TMC, and for each Eligible Member of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as a corporate manager.

(2) Conditions with respect to the Introduction of the Plan

The introduction of the Plan is subject to our shareholders’ approval at the Shareholders’ Meeting to grant such compensation to Eligible Members of the Board of Directors.

At the 113th Ordinary General Shareholders’ Meeting held on June 14, 2017, compensation payable to Members of the Board of Directors was approved at a maximum amount of 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year). At the Shareholders’ Meeting, we plan to propose the introduction of the Plan and establishment of compensation concerning the Plan for Eligible Members of the Board of Directors.

We plan to propose the following to our shareholders for their approval:

With regard to the Cash Compensation and Share Compensation, in order to enable the setting of compensation levels that will allow TMC to secure and retain talented personnel, and in consideration of the balance between the two types of compensation, the maximum Cash Compensation of 4.0 billion yen per year will be reduced to a maximum of 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the new Share Compensation will be set at a maximum of 4.0 billion yen per year.

Upon approval of this proposed resolution, the composition of the compensation payable to Members of the Board of Directors (excluding compensation payable to Members of the Board of Directors as officers or employees, for those who serve concurrently as officers or employees) will be as shown in the table below.

<Compositions of Compensation to Members of the Board of Directors>

Compensation Composition	Amount of Compensation
Monthly Compensation	Amount of Cash Compensation	Maximum of 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year)
Bonus

Share Compensation	Amount of Share Compensation	Maximum of 4.0 billion yen per year

	Total	Maximum of 7.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year)

The decision on the compensation payable to each Member of the Board of Directors will be entrusted by the Board of Directors within the abovementioned maximum total amount per year to the “Executive Compensation Meetings” in which half of the members are Outside Members of the Board of Directors, and will be made taking into consideration such factors as corporate results as well as the duties and performance of the Member of the Board of Directors. We will continue to fulfill our accountability to shareholders with regard to executive compensation and corporate results by disclosing these details in the business reports and annual securities reports in accordance with laws and regulations and by explaining our initiatives for realizing the Toyota Global Vision at the general shareholders’ meetings of TMC.

2.	Outline of the Plan

The major terms of the Plan are as detailed below. Other matters related to this compensation plan and the restricted share allotment agreement shall be determined by the Board of Directors of TMC.

Eligible persons	Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors)
Total amount of Share Compensation	Maximum of 4.0 billion yen per year

Amount of share compensation payable to each Member of the Board of Directors	Set each year considering factors such as corporate results, duties, and performance

Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)

Total number of shares to be allotted	Maximum of 800,000 shares per year in total to Eligible Members of the Board of Directors

Amount to be paid	Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to Eligible Members of the Board of Directors

Transfer restriction period	A period of between three and fifty years, as predetermined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons.

Gratis acquisition by TMC	TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period.

Subject to approval of the agenda item concerning the restricted share compensation as proposed at the Shareholders’ Meeting, we plan to apply a restricted share compensation plan similar to that above to Operating Officers of TMC as well and issue or dispose of common shares.

End